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                                ---------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   --------

                                SCHEDULE 14D-1/A

                                Amendment No. 1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                 MARRIOTT HOTEL PROPERTIES LIMITED PARTNERSHIP
                           (Name of Subject Company)

                             MHP ACQUISITION CORP.
                           HOST MARRIOTT CORPORATION
                                   (Bidders)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)
                                     None
                     (CUSIP Number of Class of Securities)

                                   ---------

Christopher J. Nassetta                          J. Warren Gorrell, Jr., Esq.
  MHP Acquisition Corp.                          Joseph G. Connolly Jr., Esq.
Host Marriott Corporation                           Hogan & Hartson L.L.P.
  10400 Fernwood Road                                555 13th Street, N.W.
  Bethesda, MD 20817                             Washington, D.C. 20004-1109
    (301) 380-9000                                      (202) 637-5600

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of Bidders)

                              ------------------


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        This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1
relates to the offer by MHP Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned direct subsidiary of Host Marriott Corporation, a Delaware corporation (the "Parent"), to purchase 450 outstanding units of limited partnership interest (the "Units") in Marriott Hotel Properties Limited Partnership, a Delaware limited partnership (the "Partnership"), at a price of $80,000 per Unit, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal including supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), which collectively constitute the "Offer." By letter dated December 23, 1996 (the "Amendment Letter"), the Purchaser revised the Offer to extend the period of time for which the Offer is open until 6:00 p.m., New York City time, on Friday, January 10, 1997. In the event more than 450 Units are validly tendered and not properly withdrawn on or prior to 6:00 p.m. on Friday, January 10, 1997 (the "Expiration Date"), the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment 450 Units on a pro rata basis based upon the number of Units properly tendered by the Expiration Date and not withdrawn.
xi


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Item 10. Additional Information to be Furnished
         --------------------------------------










(f) Item 10(f) is hereby amended to add the following:

      The information set forth in the Amendment Letter and the Supplemental Question and Answer Brochure which are attached as exhibits (a)(5) and
(a)(4)(i) hereto are incorporated herein by reference.


Item 11. Material to be Filed as Exhibits
         --------------------------------

 (a)(1)    Offer to Purchase, dated November 19, 1996*

 (a)(2)    Letter of Transmittal*

 (a)(3)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*

 (a)(4)    Form of Letter from General Partner to Unitholders with attached
            Question and Answer Brochure*

 (a)(4)(i) Form of Supplemental Question and Answer Brochure

 (a)(5)  Amendment Letter

 (a)(6) Press Release dated December 23, 1996
 (b)-(f) Not applicable


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*  Previously Filed




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                                  SIGNATURES

        After due inquiry, and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                     MHP ACQUISITION CORP.



Dated: December  23, 1996           By: /s/ Christopher J. Nassetta
      --------------------               ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: President



                                     HOST MARRIOTT CORPORATION



Dated: December 23, 1996             By: /s/ Christopher J. Nassetta
      ------------------                   ----------------------------
                                     Name: Christopher J. Nassetta
                                     Title: Executive Vice President


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